TYPE:             425
SEQUENCE:         1
DESCRIPTION:      FILING OF COMMUNICATION

                      Filed by Juno Online Services, Inc.
             Pursuant to Rule 425 under the Securities Act of 1933
                     Subject Company: United Online, Inc.
                         Commission File No. 000-26009


                  NETZERO AND JUNO ANNOUNCE STRATEGIC MERGER

                     Companies Combine To Become Nation's
                    Second-Largest Internet Access Provider

                  New Company to be Named United Online, Inc.

WESTLAKE VILLAGE, CALIF. and NEW YORK, NY, June 7, 2001 - NetZero, Inc. (Nasdaq: NZRO) and Juno Online Services, Inc. (Nasdaq: JWEB), two of the country's largest providers of Internet access services, announced today that they have agreed to a strategic merger. The union is expected to create the nation's second-largest Internet access provider (after America Online, but substantially ahead of Microsoft, Earthlink, and AT&T Worldnet), based on a combined total of more than 7 million active subscriber accounts as of March 2001. Billable services accounted for approximately 1 million of the active subscriber accounts of the two companies as of March 31, 2001.

Under the terms of the agreement, NetZero and Juno will become wholly owned subsidiaries of a newly formed company called United Online, Inc. All outstanding shares of both companies will be exchanged for shares of United Online in an all-stock transaction. It is anticipated that immediately following the closing of the transaction, NetZero stockholders will own approximately 61.5% of the outstanding common stock of United Online, and Juno stockholders will own approximately 38.5%, after giving effect to certain stock issuances and subject to adjustment for outstanding warrants and options.

Upon closing, NetZero stockholders will receive 0.2000 shares of United Online for each share of NetZero, and Juno stockholders will receive 0.3570 shares of United Online for each share of Juno. Given these relative exchange ratios, the transaction has the implied effect of Juno stockholders receiving 1.7850 shares of NetZero for each share of Juno.

The new company is expected to trade on the Nasdaq Stock Market under the symbol UNTD. The transaction will be accounted for using the purchase method and is expected to be completed prior to the end of calendar year 2001, subject to customary conditions, including regulatory approvals and approval by both companies' stockholders.

Based on unaudited results for the quarter ended March 31, 2001, the companies' combined quarterly revenues totaled $41.5 million. Revenues from billable services accounted for 60% of total combined revenues, or $24.7 million, while the remaining $16.8 million came from various forms of advertising and electronic commerce. The companies' combined cash balances as of March 31, 2001 totaled $209.8 million.

Mark R. Goldston, current chairman and CEO of NetZero, will become chairman, president and CEO of United Online, while Charles S. Hilliard, NetZero's current CFO, will become CFO of the combined company. Selected senior executives from both firms are expected to continue in key roles within the new company. United Online will be headquartered in Westlake Village, California, while maintaining significant operations in New York City and in Hyderabad, India.

United Online plans to leverage consumer awareness of the NetZero and Juno brand names by marketing its free services under the NetZero brand and its billable services under the Juno brand. Management believes that the large base of subscribers currently using each company's free Internet access services represents an important potential source of future migration to billable premium services with a low expected average subscriber acquisition cost.

Management expects to incur restructuring and other transaction costs of between $20 million and $25 million as a result of the merger. Its goal is to significantly reduce operating expenses on a combined basis following the merger. Operating efficiencies are expected to be gained in part through facilities and workforce rationalization, elimination of telecommunications infrastructure redundancies, merging of back-end technologies, and consolidation of billing systems, marketing activities, and technology development.

"This merger brings together two leaders in the rapidly growing value segment of the Internet access market," said Goldston. "Both companies have built widely recognized consumer brands that we plan to continue to leverage as we work to attract new users and upsell our current subscribers to higher levels of service and revenue. As the second-largest ISP in the United States, United Online should represent a very attractive audience for the nation's largest marketers and advertisers. Equally important, we expect the merger of our two companies to generate significant synergies that will result in increased financial strength, numerous operating efficiencies and an improved user experience."

"This merger combines two companies that are highly complementary and bring distinct strengths to the relationship," commented Charles E. Ardai, Juno's president and CEO. "Juno's proven ability to convert free users into paying subscribers will be particularly valuable as the combined entity focuses increasingly on migrating users to billable premium services, while NetZero's demonstrated marketing expertise should help United Online achieve its subscriber acquisition and revenue generation goals."

Juno's chairman, Dr. David E. Shaw, who will be one of the largest beneficial shareholders of United Online, added, "I'm extremely excited about this merger, and about its potential for enhancing shareholder value. Each company brings a formidable set of assets to this union, and I believe their value could turn out to be even greater in the context of a combined company with the scale and scope of United Online."

In connection with this merger, Morgan Stanley served as financial advisor to NetZero and Deutsche Banc Alex. Brown acted as financial advisor to Juno.

A conference call will be held tomorrow, June 8, at 8AM PDT (11AM EDT) to discuss the transaction. The call can be accessed live on NetZero's Web site in the "Investors" section under the "Conference Call" tab at www.netzero.net, and on Juno's Web site at www.juno.com/investor. A replay of the Webcast will be available on both companies' Web sites for seven days following the call.

About NetZero
NetZero is a leading provider of Internet access and other Internet-related services. The company offers consumers high-quality Internet access, a choice of popular e-mail programs and convenient navigation tools that provide "speed dial" to key sites on the Internet. The company also offers a broad range of interactive marketing, research and measurement solutions.

Through proprietary technologies, NetZero offers advertisers unique targeting capabilities through numerous online advertising and sponsorship channels. The company's CyberTarget division offers marketers and advertisers mass-scale, online market research and measurement services. NetZero is a Cisco Powered Network, offering its Internet access services in more than 5,000 cities across the United States and in Canada.

For more information, please go to www.netzero.net. To obtain a CD, please call 1-800-DEFENDER.

About Juno
Juno Online Services, Inc. is one of the nation's leading Internet access providers. Founded in 1995, Juno provides multiple levels of service, including free basic Internet access, billable premium dial-up service, and (in certain markets) high-speed broadband access. The company's revenues are derived primarily from the subscription fees charged for its billable premium services, and to a lesser extent from the sale of advertising and from various forms of electronic commerce.

For more information about Juno, visit www.juno.com/corp/. To get a copy of the Juno software, go to www.juno.com or call 1-800-TRY-JUNO

                                     # # #

Active subscribers are defined as all registered subscriber accounts that connected at least once during the month, together with all subscribers to a billable service, in each case regardless of the type of activity or activities engaged in by such subscribers.

The release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statement. The forward-looking statements in this release include, without limitations, future financial and operating results, and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the merger to close due to lack of stockholder approval or other factors; inability to successfully integrate the NetZero and Juno businesses; unexpected costs related to the merger or integration of the NetZero and Juno businesses; failure of anticipated synergies to materialize; failure of the current free user base to migrate to billable services; potential duplication between user bases; increased competition and its effects on pricing, spending, third-party relationships, the subscriber base and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; inability to retain key personnel of NetZero or Juno; and inability to maintain or grow the United Online subscriber base. United Online's business will be subject to the risks inherent in each of Juno's and NetZero's existing businesses. More information about potential factors that could affect the combined company's business and financial results is included in each of NetZero's and Juno's most recent Form 10-Q and other filings with the Securities and Exchange Commission (http://www.sec.gov) including (without limitation) information under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors." Additional information will also be available once United Online files its registration statement with the Securities and Exchange Commission with respect to the proposed transaction.

Contacts:

Peter Delgrosso
Public Relations / Investor Relations
NetZero, Inc.
805-418-2388
pdelgrosso@corp.netzero.net

Gary Baker
Public Relations
Juno Online Services, Inc.
212-597- 9005
pr@support.juno.com

Becky Yeamans
Investor Relations
Juno Online Services, Inc.
212-597-9274
ir@support.juno.com